Exhibit 21.1

Subsidiaries of Cellectis S.A.

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Cellectis, Inc.	Delaware
Cellectis Plant Sciences, Inc.	Delaware
Cellectis Bioresearch S.A.S.	France
Cellectis Bioresearch, Inc.	Delaware
Ectycell, S.A.S.	France